SECURITAS

82-34719

Press Release from Securitas AB

August 27, 2007

Loomis acquires Guardian Armored Security's cash handling operations in Michigan, the USA

Loomis AB, the Securitas cash handling services division, has acquired Guardian Armored Security Inc., a Michigan based cash handling services company. With this acquisition, Loomis becomes the leading cash handling company in the Michigan market. The purchase price is approximately MSEK 28 (MUSD 4).

The Guardian cash handling operations in Michigan consists of 205 employees based in three operating locations within the state. The operation has annual sales of approximately MSEK 64 (MUSD 9) and comprises transportation and cash management services.

The acquisition will be consolidated in Loomis as of September 1, 2007.

The press release is also available at: www.securitas.com

Information

Gisela Lindstrand, Senior Vice President Corporate Communications and Public Affairs, Securitas AB, phone +46 70 2878662
Thomas Backteman, Communications Manager, Loomis AB, phone +46 70 971 1266
Mark Clark, Senior Vice President Communications, Loomis, phone +001 713 435 6703

dlo 9/20

Securitas AB

P.O. Box 12307 S-102 28 Stockholm Sweden
Tel +46 8 657 74 00 Fax +46 8 657 70 72
Visiting address Lindhagensplan 70